March 16, 2020

Johnson & Johnson

Proposal for Independent Chair and

Report on Governance of Opioids-Related Risks

Trillium Asset Management Jonas Kron JKron@trilliuminvest.com	Office of the Illinois State Treasurer Max Dulberger MDulberger@illinoistreasurer.gov

Summary

We are writing to urge Johnson & Johnson, Inc. (JNJ) shareholders to VOTE FOR ITEMS #5 (Independent Board Chair) and #6 (Report on Governance of Opioids-Related Risks) on the Company’s 2020 proxy:

1)	Shareholders are best served by an independent board chair who can provide the strongest form of independent oversight. In light of ongoing and significant controversies and legal challenges, a long history of material legal settlements, and reputational damage, JNJ’s Board should ensure rigorous oversight by adopting best practice governance policies, including an independent board chair.

2)	Shareholders would benefit from a report that discloses and documents the Board’s oversight responsibilities for opioid-related risks and the governance reforms the company has implemented to more effectively manage financial, legal, and reputational risks related to the opioid crisis. JNJ has declined to provide enhanced reporting related to opioid risk exposures despite repeated requests by investors.

Shareholder Proposals

1.	Independent Board Chair: Shareholders request the Board of Directors adopt as policy, and amend the bylaws as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, be an independent member of the Board. This independence policy shall apply prospectively so as not to violate any contractual obligations. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

2.	Report on Governance of Opioids-Related Risks: Shareholders of Johnson & Johnson (“JNJ”) urge the Board of Directors (the “Board”) to report to shareholders describing the governance measures JNJ has implemented since 2012 to more effectively monitor and manage financial and reputational risks related to the opioid crisis, given JNJ’s sale of opioid medications, including whether increased centralization of JNJ’s corporate functions provides stronger oversight of such risks and any changes in how the Board oversees opioid-related matters, how incentive compensation for senior executives is determined, and how the Board obtains input regarding opioids from stakeholders.

Rationale for Voting “FOR” Proposal Number #5 and #6

JNJ’s Board should ensure rigorous oversight by adopting best practice governance policies, including an independent board chair.

-	The Board opposes the shareholder proposal arguing that the presence of an independent Lead Director and the existing committee structure is “appropriately strong.” However, the Lead Director (in the position since 2012) sits on three other boards and the Board has had this committee structure for many years while these problems persisted and grew. It would appear that the existing structure is not up to the task.

-	We believe an independent lead director is not an adequate substitute for an independent board chairman. According to the EY Center for Board Matters, “They do not command the same authority as a board chair.”[1]

-	In 2017, another independent board chair proposal at JNJ received a 42.7% vote in support.

-	According to PWC’s 2019 survey of over 700 directors, 57% of directors surveyed who sit on a board with a chair/CEO say it is difficult to voice dissent. When the chairman and CEO are the same person, there is a greater risk that important questions will not get asked.

-	The Council of Institutional Investors, the authoritative voice on governance matters, supports independent chair governance because a “CEO who also serves as a chair can exert excessive influence on the board and its agenda.”[2]

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1 https://corpgov.law.harvard.edu/2018/11/20/todays-independent-board-leadership-landscape/

2 https://www.cii.org/independent_board.

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Please DO NOT send us your proxy card as it will not be accepted.

-	A CEO who also serves as the chair may exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions can reduce this conflict, and an independent chair provides the most transparent separation of power between the CEO and the rest of the board.[3]

-	An in-depth report by Glass Lewis in 2016 on independent board chairman states “…that shareholders are better served when the board is led by an independent chairman who we believe is better able to oversee the executives of the Company and set a pro-shareholder agenda without the management conflicts that exists when a CEO or other executive also serves as chairman. This, in turn, leads to a more proactive and effective board of directors.”[4]

JNJ fails to provide sufficient disclosure and reporting related to opioid risk exposures, despite repeated requests by investors.

-	JNJ provides inadequate disclosure on the Board’s oversight responsibilities for opioid-related risks and the governance measures the company has implemented since 2012 to more effectively manage financial, legal, and reputational risks related to the opioid crisis.

-	There remain unanswered questions and concerns about JNJ’s current and future opioid product lines, and the prospective risks and opportunities those present to investors. Opioid products are still listed on Janssen’s website,[5] including Duragesic, and JNJ continues to sell the drug. JNJ recently received a grand jury subpoena from a New York U.S. Attorney’s Office related to the sale of opioids made by subsidiary Janssen.[6] In addition, JNJ continues to market opioid products in foreign countries, such as India.[7] As such, investors are concerned about responsible sales and marketing practices, and the associated risk exposures to the company. In addition, Janssen continues to sell several other narcotics and scheduled drugs, including Ultram and Ultracet, which have the capacity for abuse and may expose the company and investors to prospective risks.

-	In August 2019, an Oklahoma judge ruled that Janssen engaged in “false, deceptive and misleading” marketing regarding opioids that contributed to the opioid crisis in Oklahoma, which constituted a “public nuisance,” and awarded the state of Oklahoma $465 million.[8] The judge found that the company had “caused exponentially increasing rates of addiction, overdose deaths” and babies born exposed to opioids.

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3 Ibid

4 http://www.glasslewis.com/wp-content/uploads/2016/03/2016-In-Depth-Report-INDEPENDENT-BOARD-CHAIRMAN.pdf

5 https://www.janssen.com/products

6 https://www.reuters.com/article/us-johnson-johnson-opioid-probe/justice-department-issues-grand-jury-subpoenas-in-jj-opioid-probe-filing-idUSKBN1X72CB

7 https://www.theguardian.com/world/2019/aug/27/india-opioids-crisis-us-pain-narcotics

8 https://www.npr.org/2019/11/15/779439374/oklahoma-judge-shaves-107-million-off-opioid-decision-against-johnson-johnson

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

-	JNJ subtracts litigation expenses when it calculates EPS for purposes of awarding executive incentive pay. JNJ fails to disclose to shareholders why the Board believes executives should be insulated from the legal costs related to opioid litigation while shareholders continue to bear the costs.

-	We believe the Board should consider creating a separate committee of independent directors to investigate and issue a report relating to opioid-related risk exposures. The report would inform shareholders about the governance, risk management, and compliance mechanisms in place to manage the Company’s product safety risk exposures with a focus on its opioid business lines. The boards of several companies, including Endo Pharmaceutical, McKesson, Cardinal Health, CVS, and Walgreens, have produced similar reports.[9]

-	The Sustainability Accounting Standards Board (SASB), which provides a framework for identifying material issues, notes that JNJ does not provide robust disclosures with metrics on the majority of material risk areas it faces, including: (1) drug safety, (2) ethical marketing, (3) supply chain management, and (4) business ethics, among other material topics identified.

-	Given the company’s past conduct and ongoing exposure to financial and other risks related to the opioid crisis, we believe it is relevant that JNJ inform its investors as to the structures and processes designed to safeguard our investment.

Conclusion

In order to ensure that our Board can provide rigorous oversight and transparency and ensure greater independence and accountability, we urge a vote FOR these shareholder proposals.

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9 Cardinal Health:  https://www.cardinalhealth.com/en/about-us/corporate-citizenship/ethics-and-governance/board-engagement-and-governance.htm; Walgreens: https://s1.q4cdn.com/343380161/files/doc_downloads/governance_guidelines/Board-Report-on-Oversight-of-Risk-Related-to-Opioids-June-2019-rev.-August-2019.pdf; CVS: https://cvshealth.com/sites/default/files/cvs-health-boards-role-in-opioid-action-plan.pdf; McKesson: https://www.mckesson.com/documents/about-mckesson/board-response-to-teamsters/

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC and the Office of the Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by Trillium or the State Treasurer of Illinois. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.